MD&A

Management's Discussion and Analysis ("MD&A")

The following discussion and analysis of financial results is dated May 10, 2012 and is to be read in conjunction with:

•
the audited consolidated financial statements of Enerplus Corporation ("Enerplus" or the "Company") as at and for the years ended December 31, 2011 and 2010; and
•
the unaudited interim consolidated financial statements of Enerplus as at and for the three months ended March 31, 2012 and 2011.

All amounts are stated in Canadian dollars unless otherwise specified and all note references relate to the notes included with the Financial Statements. Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE and oil and natural gas liquids have been converted to thousand cubic feet of gas equivalent ("Mcfe") based on 0.167 bbl:1 Mcfe. The BOE and Mcfe rates are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalent at the wellhead. Given that the value ratio based on the current price of natural gas as compared to crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Use of BOE and Mcfe in isolation may be misleading. All production volumes are presented on a company interest basis, being the Company's working interest share before deduction of any royalties paid to others, plus the Company's royalty interests. Company interest is not a term defined in Canadian National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities and may not be comparable to information produced by other entities.

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A under "Forward-Looking Information and Statements" for further information.

NON-GAAP MEASURES

The Company utilizes the following terms for measurement within the MD&A that do not have a standardized meaning or definition as prescribed by IFRS and therefore may not be comparable with the calculation of similar measures by other entities:

"Funds flow" is a term used to evaluate operating performance and assess leverage. Enerplus considers funds flow an important measure of its ability to generate funds necessary to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow is calculated based on cash flow from operating activities before changes in non-cash operating working capital and decommissioning expenditures. Funds flow as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow:

	Three months ended March 31,
($ thousands)	2012	2011

Cash flow from operating activities	$68,981	$132,403
Decommissioning expenditures	7,298	4,210
Changes in non-cash operating working capital	86,427	24,611

Funds Flow	$162,706	$161,224

"Payout ratio" is used to analyze operating performance, leverage and liquidity. We calculate payout ratio by dividing dividends to shareholders by funds flow.

"Adjusted payout ratio" is used to analyze operating performance, leverage and liquidity. We calculate our adjusted payout ratio as dividends to shareholders plus capital spending (including office capital) divided by funds flow.

"Netback" is used to evaluate operating performance of our crude oil and natural gas assets. The term netback is calculated as oil and gas sales revenue (net of transportation), less royalties and operating costs.

6      ENERPLUS 2012 1st QUARTER REPORT

OVERVIEW

Our first quarter production was in line with expectations averaging 79,190 BOE/day, with a crude oil and liquids weighting of approximately 48%. Capital spending totaled $317.1 million which was higher than expected as mild weather allowed us to accelerate our capital investment activities which included approximately $60 million of delineation spending. We also had higher activity levels on our operated leases and more non-operated spending than anticipated in North Dakota. We expect that our pace of spending will slow over the remainder of the year and we are continuing to manage toward an annual capital budget of $800 million. Operating costs for the quarter were on target at $10.00/BOE.

Low natural gas prices continue to be a challenge. Funds flow for the quarter totaled $162.7 million, up marginally from the previous quarter as lower natural gas prices offset higher crude oil production levels. Net income was impacted by non-cash impairments of $86.9 million on our Canadian natural gas assets due to the decrease in forecast natural gas prices from year end.

With our current capital spending plans and the low natural gas price environment we expect our capital program and dividends to exceed our funds flow for the year. We have plans to manage our balance sheet through this period and have made notable progress during the quarter. In February we successfully closed an equity offering for 14,708,500 common shares, raising net proceeds of approximately $330.6 million. In addition, on May 15, 2012 we expect to close a $405 million private placement of senior unsecured notes with interest rates ranging from 4.34% to 4.4%. We continue to maintain a conservative balance sheet with a trailing twelve month debt to funds flow ratio of 1.6x at March 31, 2012.

We are maintaining all of our previous guidance targets for 2012.

RESULTS OF OPERATIONS

Production

Production in the first quarter of 2012 was in line with our expectations averaging 79,190 BOE/day. In comparison, we had average production of 77,221 BOE/day in the fourth quarter of 2011 and we exited 2011 at 82,000 BOE/day. We anticipated a modest decrease in the first quarter from our 2011 exit production given the high rate of decline for wells that were brought on stream late in December in the Fort Berthold area. Compared to the first quarter of 2011, production increased 5%, or 3,707 BOE/day.

Average daily production volumes for the three months ended March 31, 2012 and 2011 are outlined below:

	Three months ended March 31,
Average Daily Production Volumes	2012	2011	% Change

Crude oil (bbls/day)	34,074	30,338	12%
Natural gas liquids (bbls/day)	4,002	3,232	24%
Natural gas (Mcf/day)	246,686	251,480	(2)%
Total daily sales (BOE/day)	79,190	75,483	5%

During the first quarter of 2012 our weighting of crude oil and liquids production increased to 48% from 44% in 2011. As we bring on additional production from our Fort Berthold crude oil property and other waterflood projects we expect our crude oil and liquids weighting to increase throughout the year and exit 2012 at approximately 50%. With respect to our natural gas production, increased production from our U.S. Marcellus assets is essentially offsetting production declines on our shallow and conventional natural gas assets in Canada.

We continue to expect 2012 production to average 83,000 BOE/day and production volumes to increase throughout the year exiting 2012 at approximately 88,000 BOE/day. This guidance does not contemplate any acquisitions or dispositions.

ENERPLUS 2012 1st QUARTER REPORT      7

Pricing

The prices received for our crude oil and natural gas production directly impact our earnings, funds flow and financial condition. The following table compares our average selling prices for the three months ended March 31, 2012 and 2011. It also compares the benchmark price indices for the same periods.

	Three months ended March 31,
Average Selling Price(1)	2012	2011	% Change

Crude oil (per bbl)	$85.91	$77.69	11%
Natural gas liquids (per bbl)	56.77	60.29	(6)%
Natural gas (per Mcf)	2.27	3.91	(42)%
Per BOE	47.04	46.92	–%

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
	Three months ended March 31,
Average Benchmark Pricing	2012	2011	% Change

WTI crude oil (US$/bbl)	$102.93	$94.10	9%
WTI crude oil CDN$ equivalent (CDN$/bbl)	102.93	92.22	12%
AECO natural gas – monthly index (CDN$/Mcf)	2.52	3.77	(33)%
AECO natural gas – daily index (CDN$/Mcf)	2.15	3.76	(43)%
NYMEX natural gas – monthly NX3 index (US$/Mcf)	2.77	4.14	(33)%
NYMEX natural gas – monthly NX3 index CDN$ equivalent (CDN$/Mcf)	2.77	4.06	(32)%
USD/CDN exchange rate	1.00	0.98	2%

CRUDE OIL

Crude oil prices strengthened during the first quarter of 2012 averaging over US$100/bbl. Globally, geopolitical threats to supply continue to put upward pressure on price, especially in light of the low inventories outside of the U.S. However, the West Texas Intermediate ("WTI") price continues to be discounted relative to Brent pricing due to the lack of take-away infrastructure out of the U.S. Midwest. Crude oil inventories at Cushing rose significantly during the quarter and are now near record levels. As a result, light sweet differentials for both U.S. Bakken and Canadian light sweet crudes widened considerably at the end of the first quarter. Going forward we expect that increased rail capacity to move production out of the region will have a positive impact on pricing.

The average price received for our crude oil (net of transportation) in the first quarter of 2012 increased by 11% to $85.91/bbl from $77.69/bbl in the first quarter of 2011. In comparison the WTI benchmark expressed in CDN$/bbl increased by 12% over the same period. Light sweet differentials weakened and Canadian heavy differentials improved in the first quarter of 2012 compared to the first quarter of 2011.

NATURAL GAS

Natural gas prices continued to decline in the first quarter of 2012 with the lack of cold winter weather. The average AECO day price reached a low of $1.81/Mcf for the month of March. With high storage levels and continued strong U.S. production, summer natural gas prices are expected to remain low. Higher industrial demand and summer air conditioning power demand are the key factors that could have a positive impact on natural gas prices.

For the three months ended March 31, 2012 we sold our natural gas for an average price of $2.27/Mcf (net of transportation costs) which represented a 42% decline from the prices received during the same period of 2011. This decrease was similar to the decrease in the AECO daily index which affects a significant portion of our Canadian gas sales. As well due to an increase in supply in the region, our natural gas production in the Marcellus did not attract a premium to Nymex which it experienced through most of 2011.

8      ENERPLUS 2012 1st QUARTER REPORT

Price Risk Management

We have a price risk management program that considers our overall financial position, the economics of our capital program and potential acquisitions. Consideration is also given to the cost of our risk management program as we seek to limit our exposure to price downturns. See Note 14 for further information regarding our current price risk management positions.

We have continued to add crude oil hedge positions for 2013. As of May 2, 2012 we have swapped 12,500 bbls/day at US$103.05/bbl, which represents approximately 42% of our forecasted net oil production after royalties for 2013.

We currently do not have any financial contracts with respect to our natural gas production. However, we have entered into physical fixed price natural gas transactions for 65,161 Mcf/day, or approximately 27% of our forecasted net natural gas production after royalties, at an average price of $2.17/Mcf for the period of April through October 2012.

The following is a summary of the financial contracts in place at May 2, 2012 expressed as a percentage of our anticipated net production volumes:

	Crude Oil (US$/bbl)
	April 1, 2012 – December 31, 2012	January 1, 2013 – December 31, 2013

WTI Purchased Puts (floor prices)	$103.00	$–
%	3%	–
WTI Sold Puts (limiting downside protection)	$65.00	$63.00
%	7%	3%
WTI Swaps (fixed price)	$95.83	$103.05
%	59%	42%
WTI Sold Calls (capped price)	$133.00	$–
%	3%	–
WTI Purchased Calls (repurchasing upside)	$103.00	$102.95
%	3%	3%
Brent – WTI Spread	$13.75	$–
%	11%	–
WTI 1st to 2nd Month Spread	$–	$0.35
%	–	7%

Based on weighted average price (before premiums), estimated average annual production of 83,000 BOE/day (net of royalties of 21%) for 2012 and 2013.

ACCOUNTING FOR PRICE RISK MANAGEMENT

During the first quarter of 2012 we recorded $10.6 million of cash losses on crude oil contracts. In comparison, during the first quarter of 2011 we realized cash losses of $10.3 million on crude oil contracts and cash gains of $13.3 million on natural gas contracts. The crude oil cash losses in 2012 and 2011 are a result of crude oil prices rising above our fixed price swap positions. The cash gains in 2011 were due to natural gas contracts which provided floor protection above market prices.

As the forward markets for crude oil and natural gas fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as either a non-cash charge or gain to earnings. At March 31, 2012 the fair value of our crude oil contracts, net of premiums, represented a loss of $36.6 million which is recorded as a current deferred financial credit on our balance sheet. At December 31, 2011 the fair value of our crude oil contracts represented a loss of $19.6 million. The change in the fair value of our contracts during the quarter resulted in unrealized losses of $17.0 million. See Note 14 for details.

ENERPLUS 2012 1st QUARTER REPORT      9

The following table summarizes the effects of our risk management gains and losses:

Risk Management Gains/(Losses) ($ millions, except per unit amounts)	Three months ended March 31, 2012			Three months ended March 31, 2011

Cash gains/(losses):
Crude Oil	$(10.6)		$(3.42)/bbl	$(10.3)	$(3.77)/bbl
Natural Gas	–	$	–/Mcf	13.3	$0.59/Mcf

Total cash gains/(losses)	$(10.6)		$(1.48)/BOE	$3.0	$0.44/BOE
Non-cash gains/(losses) on financial contracts:
Change in fair value – crude oil	$(17.0)		$(5.48)/bbl	$(66.5)	$(24.36)/bbl
Change in fair value – natural gas	–	$	–/Mcf	(12.6)	$(0.56)/Mcf

Total non-cash gains/(losses)	$(17.0)		$(2.36)/BOE	$(79.1)	$(11.60)/BOE

Total gains/(losses)	$(27.6)		$(3.84)/BOE	$(76.1)	$(11.16)/BOE

Revenues

Crude oil and natural gas revenues were $339.0 million ($345.2 million, net of $6.2 million of transportation costs) in the first quarter of 2012, representing an increase of 6% or $20.3 million compared to $318.7 million ($324.0 million, net of $5.3 million of transportation costs) during the same period in 2011. Higher crude oil prices and production volumes in 2012 more than offset the impact of lower natural gas prices. Crude oil and liquids revenues accounted for approximately 85% of our corporate revenues during the quarter.

Analysis of Sales Revenue(1) ($ millions)	Crude Oil	NGLs	Natural Gas	Total

Quarter ended March 31, 2011	$212.1	$17.5	$89.1	$318.7
Price variance	25.5	(1.2)	(36.5)	(12.2)
Volume variance	28.8	4.4	(0.7)	32.5

Quarter ended March 31, 2012	$266.4	$20.7	$51.9	$339.0

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

Royalties

Royalties are paid to various government entities and other land and mineral rights owners. For the three months ended March 31, 2012 royalties increased to $66.7 million from $58.6 million in the same quarter of 2011 primarily due to an increased proportion of U.S. production where royalty rates are generally higher than on our Canadian production. As a percentage of oil and gas sales, net of transportation costs, royalties in the first quarter were 20% in 2012 compared to 18% in 2011. We continue to expect an average royalty rate of 21% in 2012.

Operating Expenses

Our operating costs for the three months ended March 31, 2012 were in line with expectations at $72.1 million or $10.00/BOE compared to $57.1 million or $8.40/BOE for the same quarter of 2011. We had increased well servicing and repairs and maintenance activity in Canada as well as in the Fort Berthold area during the first quarter of 2012 compared to the first quarter of 2011. Fluid handling costs in the U.S. also increased compared to the same period of 2011. In addition, we recorded a non-cash power hedging loss of $1.4 million during 2012 compared to a gain of $3.1 million in the first quarter of 2011.

We are maintaining our annual guidance of $10.40/BOE for operating costs during 2012.

10      ENERPLUS 2012 1st QUARTER REPORT

Netbacks

The following tables outline our crude oil and natural gas netbacks for the three months ended March 31, 2012 and 2011. The crude oil and natural gas classifications below contain properties according to their dominant production category. These properties may include associated crude oil, natural gas or natural gas liquids volumes which have been converted to the equivalent BOE/day or Mcfe/day.

	Three months ended March 31, 2012
	Crude Oil	Natural Gas	Total

Average daily production	36,515 BOE/day	256,050 Mcfe/day	79,190 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(per BOE)

Revenue(2)	$79.31	$3.24	$47.04
Royalties	(16.99)	(0.44)	(9.26)
Cash operating costs	(11.38)	(1.41)	(9.81)

Netback before hedging	$50.94	$1.39	$27.97
Cash gains/(losses)	(3.20)	–	(1.48)

Netback after hedging	$47.74	$1.39	$26.49

Netback before hedging ($ millions)	$169.3	$32.3	$201.6

Netback after hedging ($ millions)	$158.7	$32.3	$191.0

	Three months ended March 31, 2011
	Crude Oil	Natural Gas	Total

Average daily production	33,655 BOE/day	250,962 Mcfe/day	75,483 BOE/day

Netback(1) $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(per BOE)

Revenue(2)	$71.81	$4.48	$46.92
Royalties	(15.79)	(0.48)	(8.62)
Cash operating costs	(9.63)	(1.37)	(8.86)

Netback before hedging	$46.39	$2.63	$29.44
Cash gains/(losses)	(3.39)	0.59	0.44

Netback after hedging	$43.00	$3.22	$29.88

Netback before hedging ($ millions)	$140.4	$59.5	$199.9

Netback after hedging ($ millions)	$130.1	$72.8	$202.9

(1)
See "Non-GAAP Measures" in this MD&A.
(2)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

Our crude oil properties accounted for 84% of our corporate netback before hedging during the first quarter of 2012 compared to 70% for the same period in 2011. Crude oil netbacks have increased in 2012 due to higher prices and increased production. Natural gas netbacks have decreased due to lower prices and lower hedging gains as our natural gas hedges expired on March 31, 2011.

General and Administrative ("G&A") and Equity Based Compensation Expenses

G&A expenses during the first quarter of 2012 were $20.7 million or $2.87/BOE compared to $17.0 million or $2.52/BOE in the first quarter of 2011. The increase in G&A is primarily related to additional technical staff that were added throughout 2011 to support our growing operations.

Equity based compensation expenses include our cash-based long-term incentive plans and non-cash expenses for our stock option plan (see Note 13 for further details). Our cash equity based compensation expenses were $1.6 million or $0.22/BOE compared to $5.2 million or $0.76/BOE in the first quarter of 2011. The significant decrease was due to our lower share price at March 31, 2012. Non-cash equity based compensation expenses were comparable to the same period in the prior year.

ENERPLUS 2012 1st QUARTER REPORT      11

The following table summarizes our G&A and equity based compensation expenses:

	Three months ended March 31,
G&A and Equity Based Compensation Expenses ($ millions)	2012	2011

G&A	$20.7	$17.0

Equity based compensation:
Cash (long-term incentive plans)	1.6	5.2
Non-cash (stock option plan)	3.0	3.5

	4.6	8.7

Total G&A and Equity Based Compensation Expenses	$25.3	$25.7

	Three months ended March 31,
(Per BOE)	2012	2011

G&A	$2.87	$2.52

Equity based compensation:
Cash (long-term incentive plans)	0.22	0.76
Non-cash (stock option plan)	0.42	0.51

	0.64	1.27

Total G&A and Equity Based Compensation Expenses	$3.51	$3.79

We are maintaining our annual guidance for G&A and equity based compensation expenses for 2012 at $3.55/BOE.

Finance Expense

Interest on our senior notes and bank credit facility for the first quarter of 2012 totaled $10.8 million compared to $11.9 million in 2011. Although we had higher average debt levels in 2012 the impact of lower interest rates on our bank credit facility resulted in lower interest costs overall.

Non-cash amounts recorded in finance expense include accretion of decommissioning liabilities, amortization of financing fees and premiums, and unrealized gains and losses resulting from the change in fair value of our interest rate swaps and the interest component on our cross currency interest rate swap ("CCIRS"). See Note 10 for further details.

The following table summarizes the cash and non-cash finance expense:

	Three months ended March 31,
Finance Expense ($ millions)	2012	2011

Interest on senior notes and bank credit facility	$10.8	$11.9
Non-cash finance expense	5.0	2.1

Total Finance Expense	$15.8	$14.0

At March 31, 2012, after including our underlying derivatives, approximately 41% of our debt was based on fixed interest rates while 59% had floating interest rates. In comparison, at March 31, 2011 approximately 51% of our debt was based on fixed interest rates and 49% was floating. We expect our percentage of fixed rate debt to increase upon the closing of our private placement of senior unsecured notes on May 15, 2012.

Foreign Exchange

We recorded a foreign exchange gain of $5.3 million during the quarter compared to a loss of $1.7 million for the first quarter of 2011. In both the first quarter of 2012 and 2011 the Canadian dollar strengthened relative to the U.S. dollar. Realized gains of $5.3 million in the first quarter

12      ENERPLUS 2012 1st QUARTER REPORT

of 2012 were primarily attributable to settlements of U.S. dollar denominated bank facility borrowings during the quarter. The realized foreign exchange loss of $7.3 million in the first quarter of 2011 mainly related to our U.S. dollar denominated receivables from our U.S. subsidiary.

During the first quarter of 2012 unrealized gains on the translation of our U.S. dollar debt offset unrealized losses on our CCIRS and foreign exchange swaps resulting in no overall reported unrealized amounts. In 2011 we had unrealized gains on our U.S. dollar debt of $11.9 million and unrealized losses on our CCIRS and foreign exchange swaps of $6.3 million for a total net unrealized gain of $5.6 million.

	Three months ended March 31,
Foreign Exchange ($ millions)	2012	2011

Realized loss/(gain)	$(5.3)	$7.3
Unrealized loss/(gain)	–	(5.6)

Total Foreign Exchange loss/(gain)	$(5.3)	$1.7

Capital Investment

Capital spending for the first quarter of 2012 totaled $317.1 million compared to $174.4 million during the same period in 2011, representing an increase of $142.7 million. We had high activity levels in the first quarter focused predominantly on our key growth areas with $138.5 million directed toward development of our tight oil assets at Fort Berthold and $42.8 million on our crude oil waterflood properties. Capital spending on our Marcellus assets was $61.3 million focused primarily on drilling to delineate and retain leases. In aggregate we spent approximately $60 million on delineation activities across our plays during the first quarter which included drilling on our Stacked Mannville, Montney and Cardium acreage in Canada along with drilling on our operated Marcellus acreage in the U.S.

Going forward we expect activity and spending to moderate and we are continuing to manage toward our annual capital spending guidance of $800 million. In Fort Berthold we have high-graded the rig fleet (going from four to three rigs) and are testing different completion techniques in an effort to control costs. We believe that inflation has begun to stabilize in Fort Berthold and costs appear to be in line with expectations across all our other plays.

Property and land acquisitions for the first quarter of 2012 totaled $33.0 million compared to $48.2 million for the same period in 2011. The majority of our first quarter acquisitions related to undeveloped land acquisitions of $15.5 million along with US$16.1 million related to our Marcellus carry obligation. Our remaining carry obligation at March 31, 2012 was US$19.9 million. For 2012 we plan on spending $40 million on the acquisition of undeveloped land which we expect to fund through our disposition activity. Property and land acquisitions in the first quarter of 2011 related to undeveloped land acquisitions of $18.2 million and spending of US$29.2 million on our Marcellus carry obligation.

Dispositions during the first quarter of 2012 included transactions both in Canada and the U.S. In Canada we disposed of undeveloped land interests to Laricina Energy Ltd. in exchange for additional common shares in the company with a value of approximately $30.0 million. In the U.S. we disposed of non-core assets for proceeds of approximately $22.0 million. In aggregate we recognized gains of $24.1 million during the quarter on these dispositions. In the first quarter of 2011 we disposed of non-core assets for total proceeds of $59.7 million which resulted in a gain of $26.2 million.

ENERPLUS 2012 1st QUARTER REPORT      13

Our total capital investment activity for the first quarter of 2012 and 2011 are outlined below:

	Three months ended March 31,
Capital Investment ($ millions)	2012	2011

Exploration and Evaluation ("E&E") assets	$69.8	$95.3
Developed and Producing ("D&P") assets	247.3	79.1

Capital Spending	317.1	174.4
Office Capital	2.5	1.6

Sub-total	319.6	176.0

E&E asset acquisitions	31.9	47.5
D&P asset acquisitions	1.1	0.7

Property and Land Acquisitions	33.0	48.2
Property Dispositions	(52.6)	(59.7)

Total Net Capital Investment	$300.0	$164.5

Depletion, Depreciation and Amortization ("DD&A")

DD&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved plus probable reserves. For the three months ended March 31, 2012 DD&A increased to $118.5 million or $16.45/BOE from $99.9 million or $14.70/BOE during the same period in 2011 primarily due to higher cost wells with respect to our U.S. operations resulting in higher depletion on a dollar per BOE basis.

Impairments

When indicators of impairment are present, tests are carried out on our Cash Generating Units ("CGU"s) to determine if D&P asset carrying values, including goodwill, are impaired. Our impairment test compares the CGU recoverable amount, which is estimated using proved plus probable reserves discounted at 10%, to the CGU carrying value. Calculated impairments are initially allocated to any goodwill carried by the CGU with the remainder recorded against its carrying value.

During the first quarter of 2012 forecast natural gas prices decreased from year end 2011 which resulted in our Canadian natural gas focused CGUs recording D&P asset impairments totaling $86.9 million. For the same quarter of 2011 D&P asset impairments of $32.4 million were also recognized in our Canadian natural gas CGUs due to lower price forecasts. Further fluctuations in forecast prices could cause additional impairments or impairment reversals going forward.

Other Assets

Other assets consist of our portfolio of equity investments in other oil and gas companies. These investments are carried at their estimated fair value with changes in fair value recorded in other comprehensive income. The change in fair value of these investments for the quarter ended March 31, 2012 resulted in an unrealized loss of $4.8 million compared to an unrealized gain of $3.4 million for the same period last year. During the first quarter of 2012 we disposed of undeveloped land in exchange for $30.0 million in the form of additional common shares of Laricina Energy Ltd, a private oil sands company. At March 31, 2012 we held approximately five million common shares in Laricina.

Decommissioning Liabilities

In connection with our operations we incur abandonment and reclamation costs related to assets such as surface leases, wells, facilities and pipelines. Total decommissioning liabilities included on our balance sheet are estimated by management based on our net ownership interest, estimated costs to abandon and reclaim and the estimated timing of the costs to be incurred in future periods.

We have estimated the net present value of our decommissioning liability to be $533.5 million at March 31, 2012 compared to $563.8 million at December 31, 2011. The majority of this decrease relates to the increase in the risk-free rate used to calculate the present value of the future cash outflows, which increased to 2.66% at March 31, 2012 from 2.49% at December 31, 2011. See Note 9 for further information.

14      ENERPLUS 2012 1st QUARTER REPORT

Taxes

Current Income Taxes

We recorded current taxes of $0.7 million for the quarter ended March 31, 2012 as compared to $0.8 million for the same period in 2011. Our current tax is comprised mainly of Alternative Minimum Tax ("AMT") payable by our U.S. subsidiary. We expect to recover this AMT in future years as an offset to regular U.S. income taxes otherwise payable.

We continue to expect to pay U.S. AMT up to a maximum of 5% of our U.S. cash flow in 2012 and 2013. We do not expect to pay material cash taxes in Canada until after 2015 as we have sufficient tax pools to offset our anticipated taxable income prior to that time. These estimates may vary depending on numerous factors, including but not limited to fluctuating commodity prices, production levels, capital spending and acquisition or disposition activity.

Deferred Income Taxes

Our deferred income tax recovery was $11.1 million for the quarter ended March 31, 2012 compared to a recovery of $50.4 million for the same period in 2011. Our 2011 recovery included a $34.1 million tax rate reduction related to our corporate conversion along with $8.8 million of previously unrecognized tax losses.

Net Income/(Loss)

We reported higher overall revenues in 2012 with increased production, oil prices and reduced losses on our commodity derivatives. However, in 2012 we also had higher non-cash impairment charges resulting from lower natural gas prices along with lower deferred income tax recoveries. These items more than offset the increase in revenues resulting in a net loss for the quarter.

Selected Canadian and U.S. Results

The following table provides a geographical analysis of key operating and financial results for the three months ended March 31, 2012 and 2011.

	Three months ended March 31, 2012			Three months ended March 31, 2011
(CDN$ millions, except per unit amounts)	Canada	U.S.	Total	Canada	U.S.	Total

Average Daily Production Volumes
Crude oil (bbls/day)	20,602	13,472	34,074	19,195	11,143	30,338
Natural gas liquids (bbls/day)	3,797	205	4,002	3,098	134	3,232
Natural gas (Mcf/day)	208,114	38,572	246,686	217,373	34,107	251,480
Total average daily production (BOE/day)	59,084	20,106	79,190	58,522	16,961	75,483
Pricing(1)
Crude oil (per bbl)	$85.06	$87.20	$85.91	$75.24	$81.89	$77.69
Natural gas liquids (per bbl)	57.14	49.96	56.77	61.28	37.24	60.29
Natural gas (per Mcf)	2.11	3.14	2.27	3.69	5.28	3.91
Capital Expenditures
Capital spending	$111.2	$205.9	$317.1	$92.2	$83.8	$176.0
Acquisitions	11.4	21.6	33.0	12.2	36.0	48.2
Dispositions	(30.7)	(21.9)	(52.6)	(59.7)	–	(59.7)
Revenues
Oil and gas sales(1)	$220.0	$119.0	$339.0	$219.9	$98.8	$318.7
Royalties(2)	(35.7)	(31.0)	(66.7)	(33.7)	(24.8)	(58.5)
Commodity derivative instruments gain/(loss)	(27.7)	–	(27.7)	(76.1)	–	(76.1)
Expenses
Operating	$60.1	$12.0	$72.1	$50.6	$6.5	$57.1
G&A and equity based compensation	21.7	3.6	25.3	22.3	3.4	25.7
Depletion, depreciation and amortization	80.7	37.8	118.5	78.8	21.1	99.9
Impairment	86.9	–	86.9	32.4	–	32.4
Current income taxes expense/(recovery)	(0.6)	1.3	0.7	–	0.8	0.8

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.
(2)
U.S. royalties include state production tax.

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Quarterly Financial Information

In the first quarter of 2012 higher crude oil prices and production volumes more than offset the impact of lower natural gas prices. During 2011 and 2010 higher crude oil prices were also offset by the decline in natural gas prices as well as a reduction in production levels due to our disposition activity. As a result, oil and gas sales year-over-year have remained relatively flat.

Net income was also affected by risk management costs along with the fluctuating Canadian dollar.

Quarterly Financial Information	Oil and Gas	Net	Net Income/(Loss) Per Share
($ millions, except per share amounts)	Sales(1)	Income/(Loss)	Basic	Diluted

2012
First quarter	$339.0	$(33.8)	$(0.18)	$(0.18)

2011
Fourth Quarter	$357.3	$(299.4)	$(1.66)	$(1.65)
Third Quarter	312.9	111.3	0.62	0.62
Second Quarter	354.2	268.0	1.50	1.49
First Quarter	318.7	29.5	0.17	0.16

Total	$1,343.1	$109.4	$0.61	$0.61

2010
Fourth Quarter	$313.2	$64.5	$0.37	$0.36
Third Quarter	305.5	(136.3)	(0.77)	(0.77)
Second Quarter	318.2	76.5	0.44	0.38
First Quarter	363.3	(184.0)	(1.05)	(1.08)

Total	$1,300.2	$(179.3)	$(1.02)	$(1.02)

(1)
Net of oil and gas transportation costs, but before the effects of commodity derivative instruments.

LIQUIDITY AND CAPITAL RESOURCES

We are continuing to manage our liquidity in the context of the current natural gas price environment and our 2012 capital spending plans. We have made progress managing our balance sheet through equity and debt issues during and subsequent to the first quarter. On February 8, 2012 we closed an equity offering of 14,708,500 common shares for net proceeds of $331 million. In addition, on May 15, 2012 we expect to close a private placement of senior unsecured notes for proceeds of approximately $405 million. The notes are to be issued in three separate tranches with terms ranging from seven to twelve years and interest rates from 4.34% to 4.40%. We intend to use the proceeds from the notes to repay advances on our bank credit facility.

We are also pursuing a number of other alternatives to manage our balance sheet. Subject to shareholder approval, we will be replacing our Dividend Reinvestment Program ("DRIP"), which is currently only available to Canadian shareholders, with a Stock Dividend Program ("SDP") that will be available to all shareholders. Additionally we plan to monetize $250 to $500 million of non-core assets in the next 18 months, which is expected to include selling our portfolio of equity investments along with a potential sale or joint venture with respect to some of our undeveloped acreage. We expect these alternatives would have a minimal impact on our 2012 production, reserves and cash flow. Should current commodity prices prevail and/or we do not make progress on these initiatives we may reduce our capital spending plans and growth expectations and/or reduce our dividend levels.

Total debt at March 31, 2012, including the current portion, was $904.4 million compared to $907.1 million at December 31, 2011. Total debt at March 31, 2012 was comprised of $451.0 million of bank indebtedness and $453.4 million of senior notes. Proceeds from our February equity offering and funds flow generated in the quarter offset our capital spending and dividends keeping our debt levels in line with December 31, 2011.

Our working capital deficiency at March 31, 2012, excluding cash and current deferred financial assets and credits, decreased by $73.0 million compared to December 31, 2011. The change in our working capital resulted from decreased accounts payable balances due to lower capital spending compared to the fourth quarter of 2011. We expect to finance our working capital deficit through funds flow and our bank credit facility.

16      ENERPLUS 2012 1st QUARTER REPORT

Our payout ratio, which is calculated as dividends divided by funds flow, was 65% for the first quarter of 2012 compared to 60% for the first quarter of 2011. Our adjusted payout ratio, which is calculated as dividends plus capital spending and office capital divided by funds flow, was 262% for the first quarter of 2012 compared to 169% for the first quarter of 2011. Despite the higher adjusted payout ratio we continue to maintain a conservative balance sheet with a trailing twelve-month debt to funds ratio of 1.6x at March 31, 2012. Refer to "Non-GAAP Measures" section of this MD&A.

Our key leverage ratios are detailed below:

Financial Leverage and Coverage	March 31, 2012	December 31, 2011

Long-term debt to funds flow (12 month trailing)(1)(2)	1.6 x	1.6 x
Funds flow to interest expense (12 month trailing)(2)(3)	12.5 x	12.2 x
Long-term debt to long-term debt plus equity(1)	21%	22%

(1)
Long-term debt is measured net of cash and includes the current portion of the senior notes.
(2)
See "Non-GAAP Measures" in this MD&A.
(3)
Interest expense is finance expense excluding non-cash items.

Our unsecured, covenant-based, $1.0 billion bank credit facility will mature on October 13, 2014. Drawn fees under the facility range between 160 and 325 basis points over bankers' acceptance rates. We are currently paying 160 basis points over bankers' acceptance rates, which are trading around 1.2%, for a combined rate of 2.8%.

At March 31, 2012 we were in compliance with our debt covenants. Our bank credit facility and senior note purchase agreements have been filed as material documents on the Company's SEDAR profile at www.sedar.com.

Dividend Policy

During the first quarter of 2012 we paid $106.0 million ($0.54/share) in dividends to our shareholders. We continue to assess our dividend levels with respect to anticipated funds flow, debt levels, capital spending plans and capital market conditions. In the event that realized commodity prices remain at current levels and we do not make progress on our asset monetization efforts discussed above, then a dividend reduction may be considered.

During the quarter we announced a proposal to replace our current DRIP that was available only to Canadian shareholders with a SDP that will be available to all shareholders. The proposed SDP will allow shareholders to receive dividends in the form of shares of Enerplus at a 5% discount to the current weighted average price instead of a cash dividend. For Canadian and non-Canadian investors holding their shares in taxable accounts, the SDP is expected to have attractive tax attributes in comparison to a DRIP. Participation in the SDP will be completely optional allowing our shareholders to continue to receive cash dividends unless they elect to receive stock dividends. As with the DRIP, the SDP will serve as a source of capital for us by allowing us to retain cash that would otherwise be paid out as dividends. The implementation of the SDP requires approval of two-thirds of the shareholders voting at our Annual and Special Meeting taking place on May 11, 2012.

Shareholders' Capital

On February 8, 2012 we completed a bought deal equity financing of 14,708,500 common shares at a price of $23.45 per share for gross proceeds of $344.9 million ($330.6 million net of issuance costs). During the first quarter of 2012, a total of 595,000 shares (2011 – 629,000) were issued pursuant to the DRIP and the stock option plan, resulting in $13.3 million (2011 – $16.0 million) of additional equity for the company. For further details see Note 13.

We had 196,463,000 shares outstanding at March 31, 2012 compared to 179,278,000 shares outstanding at March 31, 2011. We had 181,159,000 shares outstanding at December 31, 2011. The weighted average basic number of shares outstanding for the three months ended March 31, 2012 was 189,844,000 (2011 – 178,832,000). At May 2, 2012 we had 196,660,000 shares outstanding.

Cash Flow Sensitivity

The sensitivities below reflect all commodity contracts listed in Note 14 and are based on forward markets as at April 30, 2012. The impact of a change in one factor may be compounded or offset by changes in other factors and this table does not consider the impact of any inter-

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relationship among the factors. To the extent crude oil and natural gas prices change significantly from current levels, the sensitivities will no longer be relevant.

Sensitivity Table	Estimated Effect on 2012 Funds Flow per Share(1)

Change of $0.50 per Mcf in the price of natural gas	$0.15
Change of US$5.00 per barrel in the price of crude oil	$0.10
Change of 1,000 BOE/day in production(2)	$0.04
Change of $0.01 in the US$/CDN$ exchange rate	$0.04
Change of 1% in interest rate	$0.02

(1)
Assumes 199,698,000 weighted average shares outstanding.
(2)
Sensitivity is calculated in proportion to forecasted production mix.

2012 GUIDANCE

A summary of our 2012 guidance is below. This guidance does not include any potential acquisitions or divestments.

Summary of 2012 Expectations	Target

Average annual production	83,000 BOE/day
Exit rate production	88,000 BOE/day
Capital spending	$800 million
Marcellus carry commitment spending	$37 million ($19.9 million remaining at the end of Q1 2012)
Exit production mix (volumes)	50% natural gas, 50% crude oil and liquids
Average royalty rate (% of gross sales, net of transportation)	21%
Operating costs	$10.40/BOE
G&A and equity based compensation expenses	$3.55/BOE
Average interest and financing costs	6%

INTERNAL CONTROLS AND PROCEDURES

There were no changes in our internal control over financial reporting during the period beginning on January 1, 2012 and ending on March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Enerplus, including our current Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this MD&A contains forward-looking information pertaining to the following: expected 2012 average and exit production volumes and the anticipated production mix; the results from our Fort Berthold drilling program and the timing of related production; future oil and natural gas prices and our commodity risk management programs; future royalty rates on our production; anticipated cash and non-cash G&A and financing expenses; operating costs; capital spending levels in 2012 and its impact on our production levels; the amount of our future abandonment and reclamation costs and decommissioning liabilities; our 2012 U.S. cash taxes; deferred income taxes, our tax pools and the time at which we may pay Canadian cash taxes; future debt and working capital levels and debt-to-funds-flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund

18      ENERPLUS 2012 1st QUARTER REPORT

capital spending and working capital requirements; the amount and timing of future cash dividends that we may pay to our shareholders; the amount and timing of future debt and equity issuances and expected use of proceeds therefrom; and the amount and timing of future asset dispositions.

The forward-looking information contained in this MD&A reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and resource volumes; commodity price and cost assumptions; the continued availability of adequate debt and/or equity financing and funds flow to fund our capital and operating requirements and dividend payments as needed; the availability of third party services; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this MD&A is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes in commodity prices; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties, increased debt levels or debt service requirements; inaccurate estimation of our oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; a failure to complete planned asset dispositions on the terms anticipated or at all; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in our MD&A for the year ended December 31, 2011 and under "Risk Factors" in our Annual Information Form for the year ended December 31, 2011 dated March 9, 2012, which are available on our website at www.enerplus.com and on our SEDAR profile at www.sedar.com and which form part of our Form 40-F filed with the SEC on March 9, 2012 available on EDGAR at www.sec.gov.

The forward-looking information contained in this MD&A speaks only as of the date of this MD&A, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

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